

Mail Stop 3268

March 5, 2009

<u>**Via Facsimile at (206) 386-7500 and U.S. Mail**</u>

L. John Stevenson, Jr.
Stoel Rives LLP
One Union Square, 36th Floor
Seattle, Washington 98101

> **Re:** **Cray Inc.**
> **Schedule TO-I**
> **File No. 5-46213**
> **Filed February 20, 2009**

Dear Mr. Stevenson:

We have reviewed the above filing and have the following comments. All defined terms in this letter have the same meaning as in the offer to purchase filed as exhibit (a)(1) to the Schedule TO-I, unless otherwise indicated. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

1.   Your offer states that you will pay for the tendered options on the first administratively practicable payroll date following the closing of the offer, possibly April 10, 2009. In

your response letter, please advise us what you mean by "first administratively practicable." If there is another payroll date between the expiration of the offer and April 10, please explain why it would not be practicable for the company to pay on the earlier date.

2.   We note your references on pages 15 and 17 to the possibility of providing one or more subsequent offering periods. Unlike Regulation 14D, Rule 13e-4 does not permit issuers to provide subsequent offering periods during which withdrawal rights are not available. Please delete your references to possible subsequent offering periods. To the extent the company intends to conduct subsequent offers for eligible options, please revise to disclose such intentions and ensure that the offers fully comply with the provisions of Rule 13e-4 and Regulation 14E.

3.   You state in section 19, page 26, that the offer "will not be made to, nor will tenders of Eligible Options for cancellation be accepted from or on behalf of, the Eligible holders" in jurisdictions where the making of the Offer violates applicable law. Please furnish a legal analysis explaining why you believe limiting offer participation in this way is consistent with the requirement of Rule 13e-4(f)(8)(i) that the offer be open to all security holders of the class that is subject to the offer. While the Commission's March 21, 2001 Global Exemptive Order provides some relief from the requirement to make a tender offer available to all target security holders, you must establish that your eligibility criteria excluding certain holders of target securities are compensation-related. In this regard, we remind you that the all-holders provision in Rule 13e-4(f) requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. See the interpretive guidance in section II.G.1 of Release No. 34-58597, September 19, 2008. Alternatively, please revise to ensure compliance with Rule 13e-4(f).

Closing

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions regarding our comments to me at (202) 551-3267.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions